Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 Niamh Lyons Ph: 353-1-663-3602

ELAN REPORTS FIRST QUARTER 2010 FINANCIAL RESULTS

Dublin, Ireland, April 21, 2010 – Elan Corporation, plc, today reported its first quarter 2010 financial results.

Elan CEO Kelly Martin commented, “The first quarter results demonstrate continued progress for the Company. Both the BioNeurology and EDT businesses are profitable at the operating level and the respective pipelines continue to mature. At the corporate level, the recently announced exploration of a possible separation of EDT will allow us to accurately assess the opportunity and impact on shareholder value.”

Elan executive vice president and chief financial officer Shane Cooke said that the Company was very pleased with the solid start to the year, which saw revenues in both the BioNeurology and EDT businesses grow strongly driven by the continued growth of Tysabri and the recent launch of Ampyra. This revenue growth of 27% combined with a reduction in operating expenses of 23% contributed to an operating profit of $32.7 million, a turnaround from the $54.8 million in operating losses recorded last year.  Mr. Cooke also noted that during the quarter new clinical studies started focusing on reinforcing the demonstrated efficacy of Tysabri.

Mr. Cooke added, “For the full year 2010, we remain on target to record revenue growth, Adjusted EBITDA of more than $150.0 million and, for the first time in several years, operating profits before other charges or gains.”

Unaudited Consolidated Income Statement Data
	Three Months Ended March 31
	2009 US$m	2010 US$m
Revenue (see page 8)
Product revenue	242.9	305.8
Contract revenue	2.2	4.7
Total revenue	245.1	310.5
Cost of goods sold	128.8	145.5
Gross margin	116.3	165.0

Operating Expenses (see page 14)
Selling, general and administrative	71.0	64.0
Research and development	80.5	64.8
Other net charges	19.6	3.5
Total operating expenses	171.1	132.3
Operating profit/(loss)	(54.8)	32.7

Net Interest and Investment Gains (see page 17)
Net interest expense	33.8	28.2
Net investment gains	—	(5.5)
Net interest and investment gains	33.8	22.7

Net income/(loss) before tax	(88.6)	10.0
Provision for income taxes	14.0	12.0
Net loss	(102.6)	(2.0)

Basic and diluted net loss per ordinary share	(0.22)	—
Basic and diluted weighted average number of ordinary shares outstanding (in millions)	475.4	584.5

Unaudited Non-GAAP Financial Information – EBITDA Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2009 US$m	2010 US$m

Net loss	(102.6)	(2.0)
Net interest expense	33.8	28.2
Provision for income taxes	14.0	12.0
Depreciation and amortization	19.1	15.8
Amortized fees	(0.1)	(0.1)
EBITDA	(35.8)	53.9

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2009 US$m	2010 US$m
EBITDA	(35.8)	53.9
Share-based compensation	10.2	9.5
Other net charges	19.6	3.5
Net investment gains	—	(5.5)
Adjusted EBITDA	(6.0)	61.4

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net income or loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, other net charges and net investment gains. EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2009 US$m		March 31 2010 US$m
Assets
Current Assets
Cash and cash equivalents	836.5	(1)	863.0	(1)
Restricted cash and cash equivalents — current	16.8		16.8
Investment securities — current	7.1		1.7
Deferred tax assets — current	23.9		19.7
Assets held for sale	—		14.2
Other current assets	274.9		262.8
Total current assets	1,159.2		1,178.2

Non-Current Assets
Intangible assets, net	417.4		395.6
Property, plant and equipment, net	292.8		292.7
Equity method investment	235.0		235.0
Investment securities — non-current	8.7		8.8
Deferred tax assets — non-current	174.8		170.9
Restricted cash and cash equivalents — non-current	14.9		14.9
Other assets	42.9		42.0
Total Assets	2,345.7		2,338.1

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	311.5		298.0
Long-term debt	1,540.0		1,540.0
Shareholders’ equity (see page 17)	494.2		500.1
Total Liabilities and Shareholders’ Equity	2,345.7		2,338.1

(1) Under the terms of our debt covenants, we are required to either reinvest $235.0 million of the proceeds received from the September 17, 2009 transaction with Johnson & Johnson within twelve months of that date, or if not reinvested, make a pro-rata offer to repurchase a portion of our debt at par.

Unaudited Consolidated U.S. GAAP Cash Flow Data

	Three Months Ended March 31
	2009 US$m	2010 US$m

Adjusted EBITDA	(6.0)	61.4
Net interest and tax	(36.6)	(34.6)
Other net charges	(1.7)	(2.0)
Working capital (increase)/decrease	18.0	(2.4)
Cash flows provided by/(used in) operating activities	(26.3)	22.4

Net purchases of tangible and intangible assets	(68.8)	(8.9)
Net proceeds from sale of investments	7.6	6.7
Cash flows from financing activities	2.2	6.3
Restricted cash and cash equivalents movement	0.2	—
Net cash movement	(85.1)	26.5
Beginning cash balance	375.3	836.5
Cash and cash equivalents at end of period	290.2	863.0

Overview

Operating results

Total revenue for the first quarter of 2010 increased by 27% to $310.5 million from $245.1 million for the same period in 2009. In the first quarter of 2010, revenue from the BioNeurology (formerly referred to as Biopharmaceuticals) business grew by 26% while revenue from the Elan Drug Technologies (EDT) business increased by 28% compared to the first quarter of 2009. The increase in revenue from the BioNeurology business was driven by the growth of Tysabri®. Elan’s recorded sales of Tysabri increased 25% to $198.8 million for the first quarter of 2010, from $158.7 million for the first quarter of 2009, consistent with the 28% growth in global in-market net sales of Tysabri to $291.9 million in the first quarter of 2010 from $227.5 million in the first quarter of 2009. The increase in revenue from the EDT business was principally due to the launch of AmpyraTM (dalfampridine) Extended Release Tablets, which was approved by the Food and Drug Administration (FDA) in January 2010, and which is globally licensed to Acorda Therapeutics, Inc. (Acorda). Ampyra is marketed and distributed in the United States by Acorda. EDT manufactures Ampyra at its Athlone, Ireland facility.

The manufacturing and royalty revenue recorded for Ampyra in the first quarter of 2010 of $18.9 million principally reflects shipments to Acorda to satisfy Acorda’s initial stocking requirements for the launch of the product as well as build-up of safety stock supply. Elan records revenue upon shipment of Ampyra to Acorda, and this revenue is not contingent upon ultimate sale of the shipped product by Acorda or its customers. Revenues for the remaining quarters of this year are expected to be based only on ongoing restocking and supply needs.

For the first quarter of 2010, the gross margin was $165.0 million, compared to $116.3 million for the first quarter of 2009. The increased gross margin principally reflects higher sales of Tysabri and increased EDT revenues.

Operating profit before other net charges for the first quarter of 2010 was $36.2 million, an improvement of $71.4 million from an operating loss before other net charges of $35.2 million for the first quarter of 2009. This improved operating performance in the first quarter of 2010 was driven by the 27% increase in revenue and the resulting increase in the gross margin, in addition to a 15% decrease in combined selling, general and administrative (SG&A) and research and development (R&D) expenses compared to levels in the first quarter of 2009. SG&A expenses declined by 10% and represented 21% of revenues in the first quarter of 2010, down from 29% of revenues in the same quarter last year. In the first quarter of 2010, R&D costs decreased by 20% compared to the same period in 2009, primarily due to the cost savings as a result of the divestment of the Alzheimer’s Immunotherapy Program (AIP)

business to a subsidiary of Johnson & Johnson (Janssen Alzheimer Immunotherapy (Janssen AI)) in September 2009. Under the terms of the September 2009 transaction with Johnson & Johnson, Elan received a 49.9% ownership interest in Janssen AI. R&D costs in the first quarter of 2009 included $27.9 million in relation to AIP.

The improvement in operating performance was driven principally by the BioNeurology business, which recorded an operating profit, before other net charges, of $13.2 million in the first quarter of 2010. This represents a $58.5 million improvement over the $45.3 million operating loss before other net charges recorded by the BioNeurology business in the first quarter of 2009, and resulted from the 26% increase in revenues combined with a 19% reduction in operating expenses, before other net charges. In the EDT business, the operating profit before other net charges more than doubled to $23.0 million in 2010 from $10.1 million in 2009, due principally to the 28% increase in revenues.

For the first quarter of 2010, the net income before tax was $10.0 million, compared to a net loss before tax of $88.6 million for the first quarter of 2009. This improvement reflects principally the improved operating performance in both the BioNeurology and the EDT businesses described above, and lower other net charges in the first quarter of 2010. The net income before tax also benefited from an $11.1 million reduction in the expense included in net interest expense and investment gains in the first quarter of 2010 ($22.7 million) compared to the first quarter of 2009 ($33.8 million), due to lower net interest expense following the Johnson & Johnson and debt refinancing transactions in the second half of 2009, along with investment gains in the first quarter of 2010.

The provision for income taxes was $12.0 million in the first quarter of 2010, compared to $14.0 million in the first quarter of 2009, and included a non-cash tax charge of $10.1 million (2009: $11.8 million).

For the first quarter of 2010, Elan reported Adjusted EBITDA of $61.4 million, compared to Adjusted EBITDA losses of $6.0 million for the same period of 2009. The improvement principally reflects the 27% increase in revenue, improved operating margins and a 15% reduction in operating expenses.

A reconciliation of Adjusted EBITDA to net loss, is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Included at Appendix I is a further analysis of the results and Adjusted EBITDA between the BioNeurology and EDT businesses.

Exploration of EDT separation

Elan has decided to explore the possibility of a separation of its EDT business. If executed, any transaction would create two distinct publicly listed companies: Elan BioNeurology and EDT, with each entity being a leader in its field of expertise. The purpose of this exploration is to accurately assess the opportunity and impact on shareholder value.

On an operating basis, both EDT and BioNeurology are now profitable. Each represents vastly different investment propositions, and each generates distinct and ongoing capital requirements for utilization against a broad array of potential opportunities.

The Company's review will include detailed assessment of the possible separation, including timing, market conditions and the impact on all of its key constituencies. The Company expects to make a decision whether to proceed in the coming months. No specific timetable has been set for completion of the review and there can be no assurances that such a transaction will take place.

Total Revenue

For the first quarter of 2010, total revenue increased 27% to $310.5 million from $245.1 million for the same period of 2009, driven by revenue growth in both the BioNeurology and EDT businesses. In the first quarter of 2010, revenue from the BioNeurology business increased by 26% while revenue from the EDT business increased by 28% compared to the first quarter of 2009. Revenue is analyzed below between revenue from the BioNeurology and EDT business units.

	Three Months Ended March 31
	2009 US$m	2010 US$m
Revenue from the BioNeurology business	185.4	234.1
Revenue from the EDT business	59.7	76.4
Total revenue	245.1	310.5

Revenue from the BioNeurology business

For the first quarter of 2010, revenue from the BioNeurology business increased by 26% to $234.1 million from $185.4 million for the first quarter of 2009.  The increase was primarily driven by growth in Tysabri sales.

	Three Months Ended March 31
	2009 US$m	2010 US$m

Product revenue
Tysabri – U.S.	116.0	135.2
Tysabri – Rest of world (ROW)	42.7	63.6
Total Tysabri	158.7	198.8
Azactam®	17.2	25.5
Prialt®	4.1	4.6
Maxipime®	5.0	3.8
Royalties	0.4	0.4
Total product revenue from BioNeurology business	185.4	233.1

Contract revenue	—	1.0
Total revenue from BioNeurology business	185.4	234.1

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:
	Three Months Ended March 31
	2009 US$m	2010 US$m
United States	116.0	135.2
ROW	111.5	156.7
Total Tysabri in-market net sales	227.5	291.9

For the first quarter of 2010, Tysabri in-market net sales increased by 28% to $291.9 million from $227.5 million for the same period of 2009. The increase reflects growing patient demand across global markets. At the end of March 2010, approximately 50,300 patients were on therapy worldwide, including approximately 25,200 commercial patients in the United States and approximately 24,500 commercial patients in the ROW, representing an increase of 4% over the approximately 48,400 patients (revised) who were on therapy at the end of December 2009, and 26% over the approximately 40,000 patients who were on the therapy at the end of March 2009.

As further described on page 15, during the first quarter of 2010, Elan continued to invest in Tysabri and has initiated additional comparative studies to support its use.

Tysabri was developed and is being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec).  In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri.  Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $135.2 million for the first quarter of 2010, an increase of 17% over net sales of $116.0 million in the same period of 2009. Almost all of these sales are for the multiple sclerosis (MS) indication.

At the end of March 2010, approximately 25,200 patients were on commercial therapy, which represents an increase of 3% over the approximately 24,500 that were on the therapy at the end of December 2009 and 21% over the approximately 20,800 that were on the therapy at the end of March last year.

Tysabri – ROW

In the ROW markets, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW markets, Elan recorded net revenue of $63.6 million for the first quarter of 2010, compared to $42.7 million for the first quarter of 2009, an increase of 49%.  Elan’s net Tysabri ROW revenue is calculated as follows:

	Three Months Ended March 31
	2009 US$m	2010 US$m
ROW in-market sales by Biogen Idec	111.5	156.7
ROW operating expenses incurred by the collaboration	(58.9)	(74.1)
ROW operating profit generated by the collaboration	52.6	82.6
Elan’s 50% share of Tysabri ROW collaboration operating profit	26.3	41.3
Elan’s directly incurred costs	16.4	22.3
Net Tysabri ROW revenue	42.7	63.6

At the end of March 2010, approximately 24,500 patients, principally in the European Union, were on commercial therapy, an increase of 5% over the approximately 23,400 (revised) that were on therapy at the end of December 2009 and 32% over the approximately 18,500 that were on therapy at the end of March last year.

Prialt

Prialt revenue increased 12% to $4.6 million for the first quarter of 2010, compared to $4.1 million for the same period of 2009. On March 4, 2010, Elan entered into a definitive agreement to divest the Prialt assets and rights to Azur Pharma International Limited. For the first quarter of 2010, Elan recorded an impairment charge of $1.4 million (see page 15) in conjunction with the classification of the Prialt assets as held for sale as of March 31, 2010. The Prialt divestment transaction is expected to close in the second quarter of 2010.

Other BioNeurology products

Azactam revenue increased 48% to $25.5 million for the first quarter of 2010, generating Adjusted EBITDA of $19.0 million, compared to revenue and Adjusted EBITDA of $17.2 million and $13.1 million respectively, for the same period of 2009. Elan ceased distributing Azactam as of March 31, 2010 and will not earn any future revenues from this product (except for minor amounts in the second quarter of 2010 due to the timing of delivery of shipments in late March 2010).

Maxipime revenue decreased 24% to $3.8 million for the first quarter of 2010 from $5.0 million for the first quarter of 2009. The decrease was principally due to generic competition. Elan will cease distributing Maxipime as of September 30, 2010.

Revenue from the EDT business

For the first quarter of 2010, revenue from the EDT business increased by 28% to $76.4 million from $59.7 million for the first quarter of 2009.

	Three Months Ended March 31
	2009 US$m	2010 US$m
Product revenue
Manufacturing revenue and royalties
Ampyra	—	18.9
TriCor® 145	13.6	11.2
Focalin® XR / Ritalin LA®	8.4	8.8
Verelan®	5.9	6.9
Naprelan®	2.0	4.9
Skelaxin®	5.3	4.8
Other	22.3	17.2
Total manufacturing revenue and royalties	57.5	72.7

Contract revenue
Research revenue and milestones	2.2	3.7
Total revenue from the EDT business	59.7	76.4

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the first quarter of 2010 or 2009.  For the first quarter of 2010, of the total of $72.7 million (2009: $57.5 million) in manufacturing revenue and royalties, 28% (2009: 43%) consisted of royalties received on products that were not manufactured by Elan.

In January 2010, the FDA approved Ampyra as a treatment to improve walking ability in patients with MS; this was demonstrated by an improvement in walking speed. The product was subsequently launched in the United States in March 2010. Ampyra, which is globally licensed to Acorda, is marketed and distributed in the United States by Acorda and will be marketed and distributed outside the United States by Biogen Idec, Acorda’s sub-licensee. Ampyra is the first New Drug Application approved by the FDA for a product using EDT’s MXDASTM technology and is the first medicine approved by the FDA indicated to improve walking ability in people with MS as measured by walking speed. In addition, in January 2010, Biogen Idec announced the submission of a Marketing Authorisation Application to the European Medicines Agency for the product in the European Union, where it is called Fampridine Prolonged Release (Fampridine-PR) tablets. Biogen Idec also announced that it has filed a New Drug Submission with Health Canada. EDT manufactures supplies of Ampyra for the global market at its Athlone, Ireland facility, under a supply agreement with Acorda.

The manufacturing and royalty revenue recorded for Ampyra in the first quarter of 2010 of $18.9 million principally reflects shipments to Acorda to satisfy Acorda’s initial stocking requirements for the launch of the product as well as build-up of safety stock supply. Elan records revenue upon shipment of Ampyra to Acorda, and this revenue is not contingent upon ultimate sale of the shipped product by Acorda or its customers. Revenues for the remaining quarters of this year are expected to be based only on ongoing restocking and supply needs.

Additional analyses of the results between the BioNeurology and EDT businesses are set out in Appendix I. For the first quarter of 2010, Adjusted EBITDA from the EDT business increased by 62% to $33.5 million from $20.7 million for the same period of 2009. EDT revenues, and their impact on Adjusted EBITDA, vary from quarter to quarter based on a number of factors including the timing of customer orders and contractual in-market sales hurdles for royalties.

During the first quarter Zogenix, Inc., the licensing partner for EDT’s hydrocodone product, ZX002, initiated Phase 3 clinical trials in the United States.

Potential generic competitors have challenged the existing patent protection for several of the products from which Elan earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, Elan’s manufacturing revenue and royalties will be materially and adversely affected. As a result of the approval and launch of generic forms of Skelaxin in April 2010, Elan’s royalty revenues from this product are expected to significantly decline in the future.

Operating Expenses

Selling, general and administrative

Although revenues increased by 27% in the first quarter of 2010, SG&A expenses decreased by 10% to $64.0 million from $71.0 million for the same period of 2009. The decrease principally reflects lower headcount from the reduction of support activities in 2009, along with continued cost control. SG&A expense for the three months ended March 31, 2010 and 2009 can be analyzed as follows:

	Three Months Ended March 31
	2009 US$m	2010 US$m
BioNeurology	53.5	47.9
EDT	7.9	8.2
Depreciation and amortization	4.1	3.2
Share-based compensation	5.5	4.7
Total	71.0	64.0

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 10.

Research and development

	Three Months Ended March 31
	2009 US$m	2010 US$m
BioNeurology	40.6	51.7
EDT	12.0	13.1
AIP	27.9	—
Total	80.5	64.8

For the first quarter of 2010, R&D expenses decreased 20% to $64.8 million from $80.5 million for the same period of 2009. The decrease primarily relates to the cost savings as a result of the divestment of AIP in the third quarter of 2009. Excluding AIP, R&D expenses increased by $12.2 million (23%), principally reflecting increased investment in R&D initiatives related to Tysabri.

In the first quarter of 2010, Elan advanced ELND002 and initiated a multiple ascending dose study in patients with relapsing forms of MS. The ELND005 Phase 2 study in mild to moderate Alzheimer's disease and the open label extension study continue to progress. Phase 1 studies for ELND006 are ongoing.

Elan and Biogen Idec enrolled patients in a global Phase 3b, randomized, rater blinded, active-controlled study designed to evaluate switching to Tysabri from glatiramer acetate or interferon beta-1 alpha in patients with relapsing remitting multiple sclerosis (RRMS). The study, called SURPASS, is expected to enroll 1,800 patients in 27 countries and provide direct comparative data of different treatment options for RRMS patients who experience breakthrough disease activity.

At the 62nd annual meeting of the American Academy of Neurologists, two presentations featured Tysabri related to the JC Virus (JCV). One study found that patients who developed progressive multifocal leukoencephalopathy (PML) had evidence of prior infection with JCV, as measured by the presence of anti-JCV antibodies. Data from a second study suggests that treatment with Tysabri does not have a substantial effect on the presence of JCV DNA in MS patients.

During the first quarter of 2010, two clinical trials, STRATIFY 1 and STRATIFY 2, were initiated in the United States to further evaluate the potential clinical utility of a blood test designed to detect anti-JCV antibodies. STRATIFY 1, will enroll approximately 1,000 patients and is designed to determine the percentage of the MS patient population that is positive for anti-JCV antibodies as well as defining the false negative rate for this specific test. STRATIFY 2, will enroll at least 8,000 patients and is designed to evaluate whether the incidence of PML in Tysabri patients who are negative for anti-JCV antibodies with the specific assay is lower than the incidence of PML in Tysabri patients who are positive for anti-JCV antibodies with the specific assay.

Findings, recently published in Lancet Neurology, showed that bapineuzumab treated Alzheimer’s disease patients in a Phase 2 study had reduced [11C] PIB PET neuroimaging in their brains, which suggests a reduction in beta amyloid deposits. Bapineuzumab is a compound under development by Janssen AI and Pfizer.

Other net charges

Other net charges for the three months ended March 31, 2010 and 2009 were as follows:

	Three Months Ended March 31
	2009 US$m	2010 US$m
Severance and restructuring charges	22.2	2.1
Prialt held for sale assets impairment	—	1.4
Asset impairment charges	15.4	—
Legal award	(18.0)	—
Total	19.6	3.5

For the first quarter of 2010, Elan recorded an impairment charge of $1.4 million in conjunction with the classification of the Prialt assets as held for sale as of March 31, 2010. The Prialt divestment transaction is expected to close in the second quarter of 2010. Other net charges for the first quarter of 2010 also included $2.1 million of severance and restructuring charges principally associated with the realignment of resources in 2009 and described further below.

For the first quarter of 2009, other net charges of $19.6 million primarily consisted of severance and restructuring charges of $22.2 million and non-cash asset impairment charges of $15.4 million, partially offset by a legal award of $18.0 million. The severance and restructuring charges and asset impairment charges were principally associated with the postponement of Elan’s biologics manufacturing activities, the strategic redesign and realignment of the R&D organization within Elan’s BioNeurology business, and reduction of related support activities.

The legal award of $18.0 million relates to an agreement with Watson Pharmaceuticals, Inc. (Watson) to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that Elan’s patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed Elan’s patent.

Elan is involved in legal and administrative proceedings that could have a material effect on us. In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran®, a product we divested to Eisai in April 2004. We are continuing to cooperate with the government in its investigation. The resolution of the Zonegran matter could require Elan to pay very substantial civil or criminal fines, and take other actions that could have a material adverse effect on Elan and its financial condition, including the exclusion of our products from reimbursement under government programs. Any resolution of the Zonegran matter could give rise to other investigations or litigation by state government entities or private parties. We have considered the facts and circumstances known to us in relation to the Zonegran matter and, while any ultimate resolution of this matter could require Elan to pay very substantial civil or criminal fines, at this time we cannot predict or determine the timing of the resolution of this matter, its ultimate outcome, or a reasonable estimate of the amount or range of amounts of any fines or penalties that might result from an adverse outcome. Accordingly, we have not recorded any reserve for liabilities in relation to the Zonegran matter as of March 31, 2010.

Net interest and investment gains

Net interest expense for the first quarter of 2010 decreased to $28.2 million from $33.8 million for the same period of 2009 primarily as a result of lower fixed rate debt interest expense subsequent to the refinancing in the third quarter of 2009. The net investment gains of $5.5 million in the first quarter of 2010 principally related to a gain on the disposal of investment securities.

Movement in Shareholders’ Equity

US$m
Balance at December 31, 2009	494.2
Net loss for the period	(2.0)
Share-based compensation	9.5
Issuance of share capital	0.8
Other	(2.4)
Balance at March 31, 2010	500.1

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events (including death) associated with Tysabri (including additional cases of PML), and the potential for the successful development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; whether the proposed separation of EDT occurs and, if the separation occurs, on what terms; legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix, in particular we ceased distributing Azactam as of March 31, 2010 and we will cease distributing Maxipime as of September 30, 2010; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in its Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended March 31, 2009				Three Months Ended March 31, 2010
Bio- Neurology	EDT	Total		Bio- Neurology	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
185.4	57.5	242.9	Product revenue	233.1	72.7	305.8
—	2.2	2.2	Contract revenue	1.0	3.7	4.7
185.4	59.7	245.1	Total revenue	234.1	76.4	310.5
100.3	28.5	128.8	Cost of goods sold	114.7	30.8	145.5
85.1	31.2	116.3	Gross margin	119.4	45.6	165.0

			Operating Expenses
61.9	9.1	71.0	Selling, general and administrative(1)	54.5	9.5	64.0
68.5	12.0	80.5	Research and development	51.7	13.1	64.8
16.9	2.7	19.6	Other net charges	3.5	—	3.5
147.3	23.8	171.1	Total operating expenses	109.7	22.6	132.3
(62.2)	7.4	(54.8)	Operating profit/(loss)	9.7	23.0	32.7

10.5	8.6	19.1	Depreciation and amortization	7.3	8.5	15.8
—	(0.1)	(0.1)	Amortized fees	(0.1)	—	(0.1)
8.1	2.1	10.2	Share-based compensation	7.5	2.0	9.5
16.9	2.7	19.6	Other net charges	3.5	—	3.5
(26.7)	20.7	(6.0)	Adjusted EBITDA	27.9	33.5	61.4

 (1) General and corporate costs have been allocated between the two segments.